UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Miller Exploration Company
                           --------------------------
                                (Name of Issuer)


                                  Common Shares
                                  -------------
                         (Title of Class of Securities)


                                    600533103
                                    ---------
                                 (CUSIP Number)


                                  Alan Schlang
                            Guardian Industries Corp.
                                2300 Harmon Road
                        Auburn Hills, Michigan 48326-1714
                                 (248) 340-2170
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 7, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
              Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
                          check the following box [ ].

                                  SCHEDULE 13D

                              CUSIP NO. 600533103

 1.  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON (entities only)

     William Davidson


 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A)[ ]
     (B)[ ]


 3.  SEC USE ONLY


 4.  SOURCE OF FUNDS

     PF


 5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Michigan


NUMBER OF SHARES BENEFICIALLY OWNED

 7.  SOLE VOTING POWER NUMBER OF SHARES BENEFICIALLY OWNED            13,203,705


 8.  SHARED VOTING POWER                                                       0


 9.  SOLE DISPOSITIVE POWER                                           13,203,705


10.  SHARED DISPOSITIVE POWER                                                  0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                           13,203,705


12.  CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN ROW  (11)
     EXCLUDES  CERTAIN SHARES  [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%


14.  TYPE OF REPORTING PERSON IN

                                  SCHEDULE 13D

                              CUSIP NO. 600533103

1.   NAME OF REPORTING  PERSON  I.R.S.  IDENTIFICATION  NO. OF
     ABOVE PERSON (entities only)

     Guardian Industries Corp. 38-0614230


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A)[ ]
     (B)[ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED

 7.   SOLE VOTING POWER NUMBER OF SHARES BENEFICIALLY OWNED


 8.  SHARED VOTING POWER                                              13,203,705


 9.  SOLE DISPOSITIVE POWER                                                    0


10.  SHARED DISPOSITIVE POWER                                         13,203,705


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                           13,203,705


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
     CERTAIN SHARES  [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    45.8%


14.  TYPE OF REPORTING PERSON CO

                                  SCHEDULE 13D

                              CUSIP NO. 600533103


1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON (entities only)

     Guardian Energy Management Corp.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A)[ ]
     (B)[ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Michigan


7.   SOLE VOTING POWER NUMBER OF SHARES BENEFICIALLY OWNED                     0


8.   SHARED VOTING POWER                                              13,205,705


9.   SOLE DISPOSITIVE POWER                                                    0


10.  SHARED DISPOSITIVE POWER                                         12,203,705


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                           13,203,705


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    45.8%


14.  TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share, of the Issuer, a corporation organized under the laws of the state of Delaware. The address of the principal executive offices of the Issuer is 3104 Logan Valley Road, Traverse City, Michigan 49685.


Item 2.  Identity and Background.

     Mr. Davidson is a United States citizen whose principal occupation is as President and Chief Executive Officer of Guardian Industries Corp. ("Guardian"), a Delaware corporation primarily engaged in (i) the manufacture and marketing of float glass and fabricated glass products in the commercial and residential construction industries, (ii) the manufacture of fiberglass products and the marketing of fiberglass and building material products, and (iii) supplying vehicle glass and exterior trim systems to the global automotive industry. Mr. Davidson is the principal stockholder of Guardian. His principal business address and the principal address of Guardian is 2300 Harmon Road, Auburn Hills, Michigan 48326-1714.

     Guardian Energy Management Corp. ("GEMCO"), a Michigan company and a wholly owned subsidiary of Guardian, is engaged in the exploration, development and production of oil and natural gas in North America. GEMCO owns working interests in various natural gas fields and production properties.

     The name, business address and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of the executive officers and members of the Board of Directors of Guardian and GEMCO and any person controlling such entity are set forth on Schedule A attached hereto.

     During the last five years, none of Mr. Davidson, Guardian, GEMCO or any of the other persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Guardian used its working capital to repay borrowings it had obtained from GEMCO pursuant to an intercompany line of credit. GEMCO used the repayment as its source of funds to purchase a convertible note and warrants for $5,000,000.


Item 4. Purpose of Transaction.

     The purpose of the acquisition is to acquire an interest in the Issuer.

     (a) None.

     (b) None.

     (c) None.

     (d) Pursuant to the Securities Purchase Agreement (the "Securities Purchase Agreement") dated July 11, 2000 and entered into by and between the Issuer and GEMCO, the Issuer agreed to increase the size of the Board of Directors on July 11, 2000 to six persons, two of whom would be nominees of GEMCO. The two GEMCO nominees are Paul A. Halpern and Robert M. Boeve.

     (e) None.

     (f) None.

     (g) Only such changes as required to implement the acquisition of the securities of the Issuer.

     (h) None.

     (i) None.

Item 5.  Interest in Securities of the Issuer.

     (a) William Davidson, Guardian and GEMCO have beneficial ownership of, or have the right to acquire, 13,203,705 or 45.8% of the outstanding shares of the Issuer. The aggregate number of shares comprise of 3,703,704 shares of common stock and the right to acquire an additional 9,500,001 shares of common stock pursuant to three warrant purchase agreements issued by the Issuer. The exercise price under the warrants are as follows: 1,818,182 at $1.35 per share; 1,136,364 at $2.50 per share; and 6,545,455 at $3.00 per share.

     (b) Mr. Davidson has sole power to vote or to direct the vote of all shares of the Issuer that are owned of record by GEMCO and sole power to dispose or to direct the disposition of such shares. Guardian and GEMCO each have shared power with Mr. Davidson to vote or direct the vote for such shares of the Issuer and shared power to dispose or to direct the disposition of such shares. Mr. Davidson's and Guardian's power derives solely from the fact that Guardian is the sole shareholder of GEMCO and Mr. Davidson owns more than 50% of the voting securities of Guardian.

     (c) The following transactions occurred during the period of July 11, 2000 to the date of the event requiring the filing of this Schedule 13D: (i) GEMCO and the Issuer entered into a Securities Purchase Agreement on July 11, 2000 pursuant to which the Issuer issued GEMCO a convertible promissory note (the "Promissory Note") and issued warrants exercisable for a total of 13,062,500 shares of the Issuer at a weighted average exercise price of $2.70 per share in exchange for $5 million in cash; (ii) on December 7, 2000, the stockholders of the Issuer voted for the issuance of shares to GEMCO pursuant to conversion of the Promissory Note and the exercise of the warrants. As a result of such vote, the Note was automatically converted into 3,703,704 shares and the warrants became exercisable. Prior to the December 7, 2000 shareholders vote, GEMCO assigned ownership rights to 2,612,500 warrant shares to Jordan Development Company, L.L.C. and 949,999 warrant shares to ECCO Investments, L.L.C. pursuant to an agreement described in Item 6.

     (d) None.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On July 27, 2000, GEMCO, Jordan Exploration Company, L.L.C., and ECCO Investments, L.L.C. entered into a Letter Agreement whereby GEMCO agreed to assign certain of its rights to purchase common stock of the Issuer pursuant to three warrant purchase agreements in the event that the Issuer's shareholders approved the granting of the warrants to GEMCO.

Item 7.   Material to be Filed as Exhibits.

     1. Securities Purchase Agreement

     2. Promissory Note

     3. Warrant to Purchase 1,562,500 Shares of Common Stock

     4. Warrant to Purchase 2,500,000 Shares of Common Stock

     5. Warrant to Purchase 9,000,000 Shares of Common Stock

     6. Side Letter by and among Jordan Exploration Company, L.L.C., GEMCO and ECCO Investments, L.L.C.

Signature,


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 15, 2000



                                    GUARDIAN ENERGY MANAGEMENT CORP.


                                    By:
                                         ---------------------------------------
                                         Name: Alan Schlang
                                         Title:   Secretary


                                    GUARDIAN INDUSTRIES CORP.


                                    By:
                                         ---------------------------------------
                                         Name: Alan Schlang
                                         Title:   Secretary



                                    --------------------------------------------
                                    William Davidson

                                   SCHEDULE A

                        DIRECTORS, EXECUTIVE OFFICERS AND
             CONTROLLING PERSONS OF GUARDIAN ENERGY MANAGEMENT CORP.

The following table sets forth the name, title, principal occupation or employment and citizenship of the directors, executive officers and controlling persons (other than Guardian Industries Corp.) of Guardian Energy Management Corp. Except as otherwise set forth below, the business address of each person listed below is 2300 Harmon Road, Auburn Hills, MI 48326-1714.

                                                                      Present
                                                 Occupation or        Principal
      Name                    Title                Employment        Citizenship
      ----                    -----                ----------        -----------

Ralph J. Gerson           President and          Executive Vice         USA
                          Director               President and
                                                 Director of
                                                 Guardian
                                                 Industries Corp.

Russell J. Ebeid          Director               President/Glass        USA
                                                 Division of Guardian
                                                 Industries Corp.

William Davidson          Director               President, Chief       USA
                                                 Executive Officer
                                                 and Director of
                                                 Guardian
                                                 Industries corp.

Jeffrey A. Knight         Vice President -       Group Vice             USA
                          Finance                President -
                                                 Finance of
                                                 Guardian
                                                 Industries Corp.

Peter S. Walters          Vice President         Group Vice             USA
                                                 President of
                                                 Guardian
                                                 Industries Corp.

Paul Halpern              Vice President -       Associate Tax          USA
                          Operations             Counsel of
                                                 Guardian Industries
                                                 Corp.

Alan L. Schlang           Secretary              Secretary of           USA
                                                 Guardian
                                                 Industries Corp.

E. Ann Waichunas          Treasurer              Treasurer of           USA
                                                 Guardian
                                                 Industries Corp.

                        DIRECTORS, EXECUTIVE OFFICERS AND
                CONTROLLING PERSONS OF GUARDIAN INDUSTRIES CORP.

The following table sets forth the name, title, principal occupation or employment and citizenship of the directors, executive officers and controlling persons of Guardian Industries Corp. Except as set forth below, the business address of each person listed below is 2300 Harmon Road, Auburn Hills, MI 48326-1714.

                                                 Occupation or
                                                   Employment          Present
                                                 (if Different        Principal
      Name                    Title               from Title)        Citizenship
      ----                    -----              -------------       -----------

William Davidson          President, Chief                              USA
                          Executive Officer
                          and Director

Ralph J. Gerson           Executive Vice                                USA
                          President and
                          Director

Russell J. Ebeid          President - Glass                             USA
                          Division and Director

David A. Clark            President/Automotive                          USA
                          Products Group

Jeffrey A. Knight         Group Vice                                    USA
                          President - Finance

Peter S. Walters          Group Vice                                    USA
                          President

James Moore               Group Vice                                    USA
                          President

Charles G. Croskey        Group Vice                                    USA
11535 Mountainview        President
Kingsburg, CA 93631

Richard Alonzo            Vice President -                              USA
                          Engineering

Joseph Bruce              Vice President -                              USA
                          Purchasing

Paul Rappaport            Vice President -                              USA
                          Tax Counsel

Robert H. Gorlin          Vice President                                USA
                          and General Counsel

Donald Trofholz           Vice President and                            USA
                          Chief Accounting Officer

Alan L. Schlang           Secretary                                     USA

Ann Waichunas             Treasurer                                     USA

Oscar H. Feldman          Director and           Attorney at Law,       USA
Suite 200                 Assistant              Counsel to Butzel
32270 Telegraph           Secretary              Long
Birmingham, MI 48025


                                      - 11 -